Exhibit Number 11

DIME COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

Three Months Ended September 30,	2002	2001
Numerator:
Net Income	$10,928	$8,324
Denominator:
Average shares outstanding utilized in the calculation of basic earnings per share	24,260	23,578

Unvested shares of Recognition and Retention Plan	45	233
Common stock equivalents due to the dilutive effect of stock options	1,048	1,584
Average shares outstanding utilized in the calculation of diluted earnings per share	25,353	25,395

Note:  All shares amounts stated reflect the Company's 3-for-2 stock splits in the form of 50% stock dividends that were paid on August 21, 2001 and April 24, 2002.